THRESHOLD PHARMACEUTICALS, INC.

June 29, 2017

VIA EDGAR AND FEDEX

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 4546

Washington, D.C. 20549

Attention:	Chris Edwards
Joseph McCann

Re:	Acceleration Request of Threshold Pharmaceuticals, Inc.
Registration Statement on Form S-4 (File No. 333-217993)

Dear Mr. Edwards:

Threshold Pharmaceuticals, Inc. (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form S-4, as amended, to become effective on Friday, June 30, 2017, at 4:00 p.m., Eastern Time, or as soon thereafter as practicable.

Thank you for your assistance. If you should have any questions, please contact Robert W. Phillips of Cooley LLP, counsel to the Registrant, at (415) 693-2020.

Very truly yours, Threshold Pharmaceuticals, Inc.

/s/ Joel A. Fernandes
Joel A. Fernandes Senior Vice President, Finance and Controller